UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONTRACTS WITH THE SAME GROUP

Item	CONTRACTS WITH THE SAME GROUP OBJECT AND FEATURES OF THE CONTRACT	LINK WITH THE COMPANY (1)	ORIGINAL AMOUNT THOUSAND US$/R$ DatE		DUE DATE OR MATURITY	CONDITIONS FOR TERMINATION OR EXPIRATION	Balance R$ THOUSAND Date
01		Controller	US$ 963,000	31.03.2011	01.04.2011	At the maturity	R$ 1,568,273	31.03.2011
	Banco Santander, SA - Spain Loans and other securities with credit institutions - Application Availability abroad (overnight operation) - Interest of 0.17% p.a.

02		Controller	N.A.	Variable	Until 07/01/2015	At the maturity	R$ 1,258,829	31.03.2011

Banco Santander, SA - Spain
Deposits from credit institutions - Funding operations through foreign onlendings intended for investment  in commercial transactions with the Company's customers.

Interest between 0.30% and 7.48%  exchange  differences.

(1)    Mark in which of the following groups the counter-party falls: Controlled, Associates, Administrator (or related company) or Controller (or related company).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer